Ex. 99.25(2)(l)

1 Corporate Way
Lansing, MI 48951
517/381-5500

March 11, 2024

Board of Trustees Jackson Real Assets Fund
1 Corporate Way
Lansing, Michigan 48951

Dear Ladies and Gentlemen:

I have acted as counsel to Jackson Real Assets Fund (the “Fund”) in connection with the Registration Statement of the Fund on Form N-2 under the Securities Act of 1933 (File No. 333-276061) and the Investment Company Act of 1940 (File No. 811-23920) (the “Registration Statement”), with respect to certain of its common shares of beneficial interest (the “Common Shares”). The Common Shares are to be sold pursuant to a Distribution Agreement between the Fund and Jackson National Life Distributors LLC (“JNLD”), substantially in the form filed as an exhibit to this Registration Statement.

I have examined the Fund’s Declaration of Trust, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the “Declaration of Trust”), and the Fund’s Bylaws, and I am familiar with the actions taken by the Fund in connection with the issuance and sale of the Common Shares. I have also examined such other documents and records as I have deemed necessary for the purposes of this opinion.

Based upon the foregoing, I am of the opinion that:

1. The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

2. The Common Shares have been duly authorized and, when issued and paid for in accordance with the Distribution Agreement, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

I understand that this opinion is to be used in connection with the registration of the Common Shares for offering and sale pursuant to the Securities Act of 1933, as amended.

If you have any questions concerning this filing, please contact me at (517) 367-4336.

Very truly yours,
/s/ Susan S. Rhee Susan S. Rhee
Vice President, Chief Legal Officer & Assistant Secretary

encs.